Exhibit 99.1

FOR IMMEDIATE RELEASE

HANDY & HARMAN LTD. REQUESTS EXEMPTION TO ACQUIRE UP TO 19.9%
OF MODUSLINK GLOBAL SOLUTIONS, INC.

WHITE PLAINS, N.Y., March 7, 2012 /PRNewswire/ — Handy & Harman Ltd. (NASDAQ: HNH) (“HNH”), which together with certain affiliates owns approximately 14.3% of the outstanding shares of ModusLink Global Solutions, Inc. (NASDAQ: MLNK) (“ModusLink”), today issued a letter requesting an exemption under ModusLink’s tax benefits preservation plan, as well as a limited waiver under Section 203 of the Delaware General Corporation Law, to enable HNH and its affiliates to purchase in the open market up to 19.9% of ModusLink’s outstanding shares.  ModusLink’s board of directors had previously granted to HNH and its affiliates an exemption under the plan to purchase up to 14.9% of the outstanding shares.  Based on previous discussions with ModusLink, it was HNH’s belief that ModusLink would have no objection authorizing the purchase of additional shares by HNH and its affiliates to the extent that additional shares may be purchased without triggering an “ownership change” under Section 382 of the Internal Revenue Code.

Our Company

Handy & Harman Ltd. is a diversified global industrial company delivering value through the HNH Business System which drives innovation, operating excellence and superior customer service. HNH and its affiliated companies employ over 1,800 people at 29 locations in seven countries.

 Our companies are organized into five businesses: Precious Metals, Tubing, Engineered Materials, Arlon Electronic Materials and Kasco.

 We sell our products and services through direct sales forces, distributors and manufacturer’s representatives. We serve a diverse customer base, including the construction, electronics, telecommunications, home appliance, transportation, utility, medical, semiconductor, and aerospace and aviation markets. Other markets served include blade products and repair services for the food industry.

We are based in White Plains, New York and our common stock is listed on the NASDAQ Capital Market under the symbol HNH.

CONTACT:

Handy & Harman Ltd.
Glen Kassan,
Vice Chairman of the Board and Chief Executive Officer
914-461-1260